HSBC Vantage5® Index
Monthly Performance Report – September 2019

Vantage5 Index
Simulated & Historical Returns



Simulated Data

2013   2014   2015   2016   2017   2018   2019

All information in this document prior to March 15, 2017 consists of hypothetical back-tested data.
See "Use of simulated returns."
Source: S&P 500, Bloomberg, and HSBC

Simulated & Historical Performance:
August 2011 to September 30, 2019

	Total Performance
September 2019	-1.5%
YTD Return	8.95%
1Y Return	2.64%
3Y Return+	13.06%
5Y Return+	25.65%
Annualized Vol (1Y)	6.9%
Annualized Vol (since backtest inception) *+	3.1%

*Calculated on a per annum percentage basis. See "Use of simulated returns."
+ All information in this document prior to March 15, 2017 consists of hypothetical back-tested data. See "Use of simulated returns."

Monthly Allocation

		Aug-19	Sep-19	Oct-19	12M Avg
Developed Equities (Max. 60%)	SPY	3.0%	0.0%	13.2%	4.2%
	SPLV	20.0%	6.2%	10.7%	14.5%
	IWM	0.0%	0.0%	13.1%	1.3%
	QQQ	10.0%	14.0%	0.0%	3.6%
	EFA	0.0%	0.0%	0.0%	0.0%
	subtotal	**33.0%**	**20.1%**	**36.9%**	**23.5%**
Developed Bonds (Max. 80%)	TLT	27.0%	25.6%	33.2%	23.7%
	LQD	25.4%	39.8%	0.0%	18.3%
	HYG	0.0%	5.8%	7.5%	2.3%
	subtotal	**52.4%**	**71.2%**	**40.7%**	**44.3%**
Emerging Markets (Max. 30%)	EEM	0.0%	0.0%	0.0%	1.4%
	EMB	5.0%	0.0%	0.0%	3.1%
	subtotal	**5.0%**	**0.0%**	**0.0%**	**4.5%**
Real Assets (Max. 30%)	IYR	0.0%	0.0%	0.0%	4.8%
	GLD	9.6%	8.7%	13.9%	9.7%
	subtotal	**9.6%**	**8.7%**	**13.9%**	**14.5%**
Inflation (Max. 5%)	TIP	0.0%	0.0%	0.0%	0.2%
Cash (Max. 50%)[1]		0.0%	0.0%	8.5%	13.0%

Index Information

Index Owner	HSBC Bank plc
Currency	USD
Volatility Target	5%
Bloomberg Ticker	HSIEV5UE
Index Composition	Up to 13 ETFs plus Cash
Calculation Agent/ Index Administrator	S&P Dow Jones Indices LLC
Website	vantage5.hsbcnet.com



HSBC Structured Investments | 212 525 8010 | uswealth.hsbcnet.com

Detailed Monthly Performance - Simulated & Historical

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Annual*
2019	1.0%	-0.5%	2.0%	-0.3%	1.2%	2.0%	0.2%	4.7%	-1.5%				9.0%
2018	5.0%	-2.9%	-1.0%	-0.3%	0.6%	0.2%	0.5%	1.2%	-1.6%	-4.6%	1.0%	-2.2%	-4.4%
2017	0.9%	1.6%	0.2%	1.0%	1.5%	-0.6%	2.0%	0.6%	0.0%	1.6%	1.4%	0.8%	11.5%
2016	0.4%	1.8%	0.9%	0.5%	-0.9%	4.4%	1.5%	-0.3%	0.1%	-1.8%	-1.5%	0.7%	5.7%
2015	4.0%	-2.1%	-0.1%	-1.3%	0.0%	-1.3%	0.4%	-2.9%	0.6%	1.0%	-0.9%	-0.4%	-3.1%
2014	-1.2%	2.4%	-0.8%	1.1%	2.0%	0.8%	-0.8%	4.0%	-3.1%	2.0%	2.5%	1.0%	10.1%
2013	-0.4%	0.4%	2.0%	2.8%	-4.4%	-2.0%	2.6%	-1.6%	1.6%	1.8%	0.7%	1.0%	4.4%
2012	0.6%	0.3%	-0.1%	1.0%	0.4%	1.3%	2.5%	-0.5%	0.2%	-0.3%	0.2%	0.2%	5.8%
2011	na	na	na	na	na	na	na	3.9%	-0.4%	0.8%	0.7%	1.4%	7.3%

*YTD return for current year

Yearly Average Monthly Allocation – Simulated & Historical



Developed Equities ■ Developed Bonds ■ Emerging Markets ■ Real Assets ■ Inflation ■ Cash

Quarterly Average Monthly Allocation - Simulated & Historical

	Developed Equities					Fixed Income			Emerging Markets		Real Assets		Inflation	Cash
	SPY	SPLV	IWM	QQQ	EFA	TLT	LQD	HYG	EEM	EMB	IYR	GLD	TIP	
Q3 2019	2.4%	15.4%	0.0%	10.8%	0.0%	29.2%	30.4%	1.9%	0.0%	1.7%	0.0%	8.2%	0.0%	0.0%
Q2 2019	0.0%	17.8%	0.0%	1.8%	0.0%	30.2%	29.1%	0.4%	3.3%	5.0%	5.7%	5.7%	0.8%	0.0%
Q1 2019	0.0%	7.4%	0.0%	0.0%	0.0%	32.3%	15.5%	0.0%	2.9%	6.5%	3.7%	16.7%	0.0%	15.1%
Q4 2018	11.3%	18.6%	1.2%	3.0%	0.0%	0.0%	4.2%	5.2%	0.0%	0.0%	11.5%	6.7%	0.0%	38.3%
Q3 2018	1.0%	4.3%	11.3%	6.3%	0.0%	5.4%	2.4%	11.7%	0.0%	0.0%	14.0%	0.2%	5.0%	38.3%
Q2 2018	0.0%	0.0%	9.6%	11.2%	0.0%	2.6%	0.0%	4.7%	0.5%	0.0%	2.4%	14.9%	4.0%	50.0%
Q1 2018	30.3%	4.7%	2.1%	13.6%	0.0%	1.9%	0.2%	0.5%	11.5%	1.8%	0.0%	8.6%	1.3%	23.6%
Q4 2017	30.9%	5.0%	5.0%	5.1%	13.3%	5.9%	3.9%	0.0%	18.1%	0.7%	2.2%	6.0%	0.0%	3.9%

Period														
Q3 2017	7.6%	13.2%	0.0%	12.0%	16.4%	18.3%	14.0%	0.0%	16.9%	0.0%	1.5%	0.0%	0.0%	0.0%
Q2 2017	12.2%	10.9%	1.0%	20.0%	11.7%	2.2%	4.4%	0.0%	7.8%	4.0%	0.0%	7.3%	0.0%	18.2%
Q1 2017	24.3%	0.0%	8.1%	13.3%	1.5%	0.0%	0.0%	8.1%	0.1%	0.4%	0.0%	1.6%	0.0%	42.5%
Q4 2016	0.7%	0.0%	10.4%	12.3%	0.0%	0.3%	12.7%	15.0%	2.4%	6.6%	0.0%	4.1%	3.3%	32.2%
Q3 2016	0.0%	4.3%	6.7%	1.0%	0.0%	19.8%	27.6%	13.3%	1.3%	8.8%	3.4%	8.7%	0.0%	5.2%
Q2 2016	3.9%	10.3%	0.5%	0.0%	0.0%	21.1%	31.1%	5.0%	0.0%	8.3%	3.8%	11.4%	0.2%	4.6%
Q1 2016	0.0%	10.9%	0.0%	1.4%	0.0%	33.1%	1.1%	0.0%	0.0%	1.7%	0.5%	5.8%	0.8%	44.7%
Q4 2015	0.0%	12.5%	0.0%	7.7%	0.0%	10.3%	18.6%	0.0%	0.0%	3.3%	0.0%	4.9%	0.8%	41.8%
Q3 2015	1.6%	3.3%	7.0%	10.8%	5.8%	9.9%	3.4%	1.6%	0.0%	3.3%	0.0%	0.0%	3.2%	50.0%
Q2 2015	0.0%	0.0%	12.5%	5.5%	12.7%	18.0%	2.7%	0.9%	0.9%	3.3%	1.5%	0.7%	1.7%	39.6%
Q1 2015	0.3%	16.7%	4.3%	11.9%	0.0%	39.4%	0.8%	0.0%	0.0%	0.0%	7.6%	0.0%	0.0%	19.1%
Q4 2014	8.3%	11.1%	0.0%	18.6%	0.0%	38.5%	0.2%	0.0%	1.4%	1.7%	4.4%	0.0%	0.0%	15.8%
Q3 2014	8.1%	6.7%	0.0%	11.4%	0.3%	35.8%	0.0%	0.0%	15.4%	3.3%	16.6%	2.1%	0.3%	0.0%
Q2 2014	13.0%	6.1%	0.0%	7.9%	0.0%	24.4%	16.9%	5.0%	2.6%	5.0%	11.7%	1.6%	0.8%	5.1%
Q1 2014	16.5%	0.0%	1.1%	20.0%	0.2%	0.1%	22.8%	12.3%	0.0%	0.0%	0.9%	1.8%	0.0%	24.3%
Q4 2013	9.6%	0.0%	3.8%	18.2%	3.1%	0.7%	4.4%	9.1%	0.0%	0.0%	0.0%	0.3%	0.8%	50.0%
Q3 2013	17.1%	8.8%	7.9%	10.0%	0.0%	0.8%	0.4%	5.1%	0.0%	0.0%	0.0%	0.2%	0.0%	49.8%
Q2 2013	19.9%	20.0%	7.9%	0.0%	6.2%	26.3%	0.0%	4.4%	0.0%	0.0%	11.0%	0.0%	0.8%	3.4%
Q1 2013	0.0%	6.7%	11.2%	0.0%	16.8%	13.8%	20.0%	7.7%	3.2%	5.0%	6.4%	0.0%	2.2%	7.0%
Q4 2012	2.3%	6.7%	0.0%	1.9%	5.3%	11.3%	38.8%	6.3%	2.0%	10.0%	1.4%	10.0%	1.7%	2.4%
Q3 2012	0.0%	14.3%	0.0%	11.2%	0.9%	34.4%	9.9%	3.7%	0.0%	10.0%	11.6%	0.2%	0.3%	3.7%
Q2 2012	5.8%	13.3%	0.0%	14.6%	0.0%	28.6%	0.0%	0.0%	0.0%	4.8%	8.4%	0.0%	4.2%	20.3%
Q1 2012	10.0%	12.5%	1.7%	6.7%	0.0%	28.6%	4.5%	0.3%	0.0%	1.7%	0.5%	0.3%	3.3%	30.0%
Q4 2011	0.0%	15.8%	0.0%	9.3%	0.0%	33.1%	0.0%	0.0%	0.0%	1.9%	0.0%	2.1%	3.9%	34.0%
Q3 2011	0.0%	15.0%	0.6%	1.2%	0.0%	22.0%	6.8%	0.0%	0.0%	10.0%	3.7%	20.0%	5.0%	15.7%

Risks related to the index

Please review carefully these risk factors, and any risk factors in an offering document for any security or financial instrument referencing the Index, before making any investment.

- S&P, the Index Calculation Agent, may adjust the Index in a way that affects its level, and S&P has no obligation to consider your interests.
- The Index may not be successful and may not outperform any alternative strategy that might be employed in respect of the ETFs or achieve its target volatility.
- The Index has a limited operating history and may perform in unanticipated ways.
- The ETFs composing the Index may be replaced by a substitute ETF in certain extraordinary events.
- The Index may perform poorly during periods characterized by short-term volatility.
- An investment linked to the Index carries the risks associated with the Index's momentum investment strategy.
- The Index may be partially uninvested.
- Correlation of performances among the ETFs may reduce the performance of the Index.
- The Index is subject to market risks
- Changes in the value of the ETFs may offset each other.
- The level of the Index will include the deduction of a change in the ICE LIBOR USD 3 Month interest rate and a fee.
- The Index comprises notional assets.

[1] This cap can increase in increments of 10% (subject to a maximum weight of 100%) as described further in the offering document.